Exhibit 3
ACCBT Corp.

August 1, 2007

Yehuda Niv, CEO
Ramot at Tel Aviv University Ltd.

Re: Accession to Terms

The undersigned hereby agrees to be bound by and subject to the terms and conditions of the Second Restated and Amended Registration Rights Agreement between Ramot at Tel Aviv University Ltd. and Brainstorm Cell Therapeutics Inc. (the "Company"), dated August 1 2007, in connection with the Warrant issued by the Company dated August 1 2007, reflecting a right to receive 3,181,925 shares of Common Stock of the Company and in connection with the shares of Common stock issuable upon exercise of such Warrant.

Sincerely, ACCBT Corp. Signature: /s/ Chaim Lebovits Name: Chaim Lebovits Title: President

Cc: Brainstorm Cell Therapuetics Inc.